November 14, 2024

Zhuo Wang
Chief Executive Officer
Springview Holdings Ltd
203 Henderson Road
#06-01
Henderson Industrial Park
Singapore 159546

       Re: Springview Holdings Ltd
           Registration Statement on Form F-1
           Filed October 30, 2024
           File No. 333-282887
Dear Zhuo Wang:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed October 30, 2024
General

1. We note the amount of time SWL (BVI) Limited and Sky Sapphire Group Limited have held their shares as well as the size of the offering relative to the number
       of common shares outstanding and held by non-affiliates. Please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as an indirect primary offering. For guidance, refer to Securities Act
       Rules Compliance & Disclosure Interpretation 612.09.
2. Please revise your registration statement to identify the selling shareholders and provide all the appropriate information required by Item 507 of Regulation S-K.
 November 14, 2024
Page 2
Part II. Information Not Required in Prospectus, page II-1

3. Please revise to provide the undertakings required by Item 9 of Form F-1 and Item
       512(a) of Regulation S-K.
Signatures, page II-4

4. We note that your registration statement is not signed by at least a majority of your board members. Please revise to include all appropriate signatures as described in Instruction 1 to Signatures of Form F-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-
3518 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Ivan Tan, Esq.